August 24, 2012

Jeff Long

 Securities and Exchange Commission

100 F. Street, NE

Washington DC 20549

Re: Triton Pacific Investment Corporation, Inc.

File Nos. 333-174873

Dear Mr. Long:

On behalf of Triton Pacific Investment Corporation, Inc. (the “Company”) and in response to comments received telephonically on August 23, 2012 from the staff of the Division of Accounting (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the Company’s Registration Statement on Form N-2 (File No. 333-174873), we submit this letter, in conjunction with the filing of Pre-Effective Amendment No 5. For your convenience, we have set forth below the Staff’s comments in bold followed by our response.

Comment 1: You asked us to refile the consent of our Auditors FGMK to reflect the correct date of the Audit.

Response: As discussed the error was a clerical error when filed on EDGAR. As can be seen from the attached letter from FGMK the date was posted incorrectly on EDGAR though FGMK had correctly dated their letter. The consent has been re-filed to correct the date.

Comment 2: You note that there was no signature on the financial statement and asked us to correct the filing.

Response: The filing has been corrected.

Comment 3: You asked that we please provide a note to the balance sheet to describe the deferred offering costs and a note detailing the NAV per share.

Response: The financial statement has been updated to include the requested information.

Comment 4: You have asked us to note and reference the PIK disclosure.

Response: Please note disclosures on page 12, 29, 40 regarding PIK interest.

We believe that Pre-Effective Amendment No. 5 to the Registration Statement and this supplemental letter are responsive to the comments of the Staff. Should you wish to discuss any aspect of either, please do not hesitate to contact Mr. Benkai Bouey at (310) 265-4500.

Very truly yours,

Triton Pacific Investment Corporation, Inc.

By:	/s/Craig Faggen
Craig Faggen Chief Executive Officer

FGMK, LLC
One Source
Infinite Solutions™

Certified
Public Accountants
and Consultants

August 2, 2012

Triton Pacific Investment Corporation, Inc.
10877 Wilshire Blvd.
12th Floor
Los Angeles, CA 90024

We consent to the use in this Registration Statement (No. 333-174873) on Form N-2 of Triton Pacific Investment Corporation, Inc. of our report dated July 31, 2012, relating to our audit of the balance sheet, appearing in the Prospectus, which is part of the Registration Statement.

We also consent to the reference to our firm under the caption "Experts" in such Prospectus.

Very truly yours,

FGMK, LLC

2801 Lakeside Drive
3rd Floor
Bannockburn, IL 60015

847 374 0400 v
847 374 0420 f

www.fgmk.net